UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38505

CLPS Incorporation

c/o Unit 1000, 10th Floor, Millennium City III

370 Kwun Tong Road, Kwun Tong, Kowloon

Hong Kong SAR

Tel: (852) 37073600

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 27, 2026, CLPS Incorporation (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from April 14, 2026 to May 26, 2026, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5450(a)(1), to maintain a minimum bid price of $1 per share. The Nasdaq notification letter does not result in the immediate delisting of the Company’s common shares, and the shares will continue to trade uninterrupted under the symbol “CLPS.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until November 23, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by November 23, 2026, the Company may be eligible for an additional one hundred eighty (180) calendar day grace period. To qualify, the Company must submit, no later than the expiration date, an on-line transfer application and submit a non-refundable $5,000 application fee to Nasdaq. The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Global Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

On May 29, 2025, the Company issued a press release discussing the receipt of the deficiency letter, which is filed as exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release – CLPS Incorporation Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Ming Hui Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Date: May 29, 2026

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